

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Omid Farokhzad, M.D.
Chief Executive Officer
Seer, Inc.
3800 Bridge Parkway, Suite 102
Redwood City, California 94065

**Re: Seer, Inc.**
**Form S-1, as amended**
**Exhibit Nos. 10.13 and 10.14**
**Filed November 30, 2020**
**File No. 333-250035**

Dear Dr. Farokhzad:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance